New York Life Insurance Company
51 Madison Avenue
New York, NY 10010
Bus: (646) 206-9472
E-Mail: Charles_F_Furtado@newyorklife.com

Charles F. Furtado
Associate General Counsel

VIA EDGAR AND EMAIL

January 20, 2021

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	New York Life Insurance and Annuity Corporation (“NYLIAC”) Corporate Sponsored

Variable Universal Life Separate Account – I (the “Registrant”) –

Post-Effective Amendment to Form N-6 Registration Statement

on Form N-6 (File Nos. 333-232790 and 811-07697) (the “Registration Statement)

Dear Mr. Cowan:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received orally on December 23, and 28, 2020, in connection with the post-effective amendment to the Registration Statement that was filed with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933 on November 13, 2020 for the CEVUL Plus policy (the “Policy”) to: (1) revise the Prospectus and Statement of Additional Information; and (2) to offer an Initial Summary Prospectus for the Policy (the “CEVUL Plus Amendment”).

On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by post-effective amendment in response to the Staff’s comments. For your convenience, each of those comments is set forth below, followed by our response to each comment.

FACING SHEET

1.	Staff Comment:

Please consider putting the date of filing at the top of the facing sheet.

Response: The Registrant has added the date of filing on the facing sheet.

2.	Staff Comment:

Please delete the third paragraph on the facing page.

Response: The Registrant has deleted this paragraph.

PROSPECTUS

Cover Page

3.	Staff Comment:

Combine the policy replacement disclosure with the similar disclosure in the second to last paragraph below to avoid duplicate disclosure.

Response: The Registrant has revised the disclosure in the first paragraph to read:

If you already own a life insurance policy, it may not be to your advantage to replace your policy with CorpExec VUL Plus. Therefore, you should carefully consider the benefits, features, and costs of this policy versus those of the policy (or policies) being replaced.

The Registrant had deleted the seventh paragraph of the disclosure on the Cover Page.

4.	Staff Comment:

Disclose that all material variations, including material state variations are disclosed in the prospectus [or appendix to the prospectus as to state variations].

Response: The Registrant has added the following disclosure to the end of the first paragraph:

The prospectus contains all material variations to the statements about the Policy, including all material state variations to the Policy.

5.	Staff Comment:

Delete the following sentence: “NYLIAC makes no claim that this policy is in any way similar or comparable to a systematic investment plan of a mutual fund.”

Response: The Registrant has deleted the sentence from the sixth paragraph of the disclosure.

Definitions, page 8

6.	Staff Comment:

Within the definition of fixed account, GMIR should be spelled out, as it is not defined until the definition of Guaranteed Minimum Interest Rate below.

Response: The Registrant has revised the Fixed Account definition to include the term, “Guaranteed Minimum Interest Rate.”

Definitions, page 9

7.	Staff Comment:

What is difference between Life Insurance Benefit and Life Insurance Proceeds? It seems like the same thing. Please consider just using Life Insurance Benefit throughout to avoid investor confusion.

Response: The Life Insurance Benefit is only one element of the Life Insurance Proceeds of the Policy. The Life Insurance Benefit is the base amount of the death benefit payable under the Policy, whereas the Life Insurance Proceeds is the net amount paid to the beneficiary after taking into account applicable adjustments. For additional clarity, the Registrant has revised the definition of Life Insurance Proceeds to spell out all elements of this defined term, including the Life Insurance Benefit.

Life Insurance Proceeds: The amount we will pay to the beneficiary when we receive due proof in Good Order that the Insured died while the policy is in effect. The Life Insurance Proceeds are equal to (1 +2) – (3 +4) where: (1) is the Life Insurance Benefit calculated under the Life Insurance Benefit Option you have chosen, valued as of the date of death; (2) is any additional death benefits available under any available riders, if elected; (3) is any Policy Debt; and (4) is any unpaid Monthly Deduction Charges.

8.	Staff Comment:

Please provide a definition for modified endowment contract.

Response: The Registrant has revised the definition of “MEC” as follows to refer the reader to the tax disclosure in the Prospectus, where the characteristics of a modified endowment contract are described:

MEC: A modified endowment contract, which is a type of life insurance contract defined in Section 7702A of the Internal Revenue Code. For a description of MECs and the tax consequences of MEC status, please see “Federal Income Tax Considerations—Modified Endowment Contract Status” below.

Important Information You Should Consider About the Policy

9.	Staff Comment:

Consider using the term ‘the Policy” to aid in readability rather than the contract name (comment applies throughout).

Response: Where appropriate to aid in readability, the Registrant has replaced “CorpExec VUL Plus” with “the Policy” throughout the Prospectus. The Registrant has also added the following definition to the section on “Definitions”.

Policy or CorpExec VUL Plus: Your CorpExec VUL Plus variable universal life policy.

10.	Staff Comment:

Please delete the following paragraph as it is neither permitted nor required. “An investment in CorpExec VUL Plus is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the full prospectus for additional information about these topics.” Please see General Instruction C.3.(b) of Form N-6 (“Registrant may include, except in response to Items 2 and 3, information in the prospectus or the SAI that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included”).

Response: The Registrant has deleted the indicated paragraph.

Fees and Expenses

11.	Staff Comment:

We note a number of defined terms used in the table. Please revise the table to avoid excessive use of defined terms in accordance with plain English principals.

Response: The Registrant has sought in the Key Information Table (“KIT”) and throughout the Prospectus to comply with plain English principles to promote investor understanding of the Policy. Consistent with these principles, however, the Registrant also has sought to achieve precision in its disclosure, and accordingly has used defined terms where, among other things the ordinary English meaning of a term might not capture the intended meaning in the context of the Policy. Thus, in many instances the terms cited in the KIT are the actual names of the charges that are set forth in the Policy; and in all events are defined in the “Definitions” section of the Prospectus and/or the Table of Fees and Expenses for easy reference by investors. In Registrant’s view, using a standard set of defined terms in the KIT—rather than a plain English substitute or equivalent—actively promotes investor understanding by removing a potential source of ambiguity and confusion. Consequently, while we have reviewed the table generally in light of the Staff’s comment, in our view the use of defined terms in the table is neither excessive nor inappropriate.

12.	Staff Comment:

Please explain PCO here and then refer to it as PCO thereafter.

Response: The Registrant has revised the disclosure in the KIT under “Fees and Expenses—Transaction Charges” to provide an explanation of the Policy Charge Options as follows:

The amount of the Premium Expense Charge varies depending on the Premium Charge Option (“PCO”) that you select, the Policy Year in which the Premium is paid, and whether or not the amount exceeds the Target Premium for your policy. See “Charges Associated with the Policy—Deductions from Premium Payments” for more information. The PCO is selected at policy issue and may not be changed once selected. Each PCO determines the amount, timing, and relative allocation between and among the Premium Expense Charges and Monthly Mortality and Expense Charges to your policy and the current interest rate that will be credited to the Fixed Account. For corporate-owned policies, there are five PCOs that may be selected. For individually-owned policies, only one PCO is available.

13.	Staff Comment:

Please include a space between the top and bottom within each tabular cell to aid investor readability.

Response: The Registrant has revised the KIT to include the requested spacing.

14.	Staff Comment:

Please consider making the name of the charge (“Transfer Charge”) more prominent.

Response: The Registrant has revised the KIT by bolding charges—including the Transfer Charge—to make them more prominent to the investor.

15.	Staff Comment:

Loan interest should be identified as an Ongoing Fee (as per the fee table below).

Response: The Registrant has revised the KIT to move the reference to loan interest from the Transaction Charges section to the “Ongoing Fee” section of the KIT.

16.	Staff Comment:

Cross-references in the electronic versions of the summary and statutory prospectuses should directly link to the location in the statutory prospectus that was referenced.

Response: The Registrant will provide these links in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the CEVUL Plus Amendment, as modified herein, with other non-material and annual update changes to the Registration Statement and the prospectus and statement of additional information contained therein (the “2021 Registration Statement Filing”). We will incorporate any such changes to the Initial Summary Prospectus and file them in a definitive form of summary prospectus pursuant to Rule 497.

17.	Staff Comment:

Please add the parenthetical “(annual charges”) to the heading “Ongoing Fees and Expenses.” Headings are not to be changed per instruction 1(a) to item 2.

Response: The Registrant has revised the heading as requested in the Staff comment. However, the Registrant respectfully requests that, notwithstanding the cited instruction, it be permitted to omit the additional parenthetical. The charges in question are monthly charges. The term “monthly” is part of their name in the policy form, they are deducted on a monthly basis, and they are described throughout the Prospectus, Initial Summary Prospectus, Policy, and related policyholder statements as monthly deduction charges. Accordingly, in the Registrant’s view, referring to these charges as “annual” creates uncertainty and may potentially confuse investors by raising unnecessary questions as to the timing and or amount of these charges.

18.	Staff Comment:

Please consider making the name of the charges referenced in the table more prominent.

Response: As discussed in response to Staff Comment 14, the Registrant has revised the KIT by bolding all referenced charges to make them more prominent to the investor.

19.	Staff Comment:

Per Instruction 2(c)(i): “State that investors should view the policy specifications page of their Contract for rates applicable to their contract.” We see references to the prospectus, but not the specifications page of policy, which is part of the contract. Please explain or fix.

Response: The Registrant has revised the KIT to include the following disclosure which also precedes the “Table of Fees and Expenses.” The Registrant respectfully informs the Staff that “specifications pages” are referred to as “Policy Data Pages” for the Policy.

Please refer to your Policy Data Pages for information about the specific fees you will pay each year based on the options you have selected.

20.	Staff Comment:

Please include a cross reference to APPENDIX: ELIGIBLE PORTFOLIOS AVAILABLE UNDER CORPEXEC VUL PLUS.

Response: The Registrant has revised the KIT section on “Ongoing Fees and Expenses” to include the following cross reference to the end of the disclosure preceding the listing of Minimum and Maximum Annual Fees for the Eligible Portfolios:

(See “Appendix-Funds Available Under the Policy” for our list of available Eligible Portfolios, the current expenses for these Portfolios, and the Average Annual Total Returns).

Risks

21.	Staff Comment:

Delete the disclosure under “Risk of Loss” except for the following sentence: “You can lose money by investing in CorpExec VUL Plus.”

Response: The Registrant has revised the disclosure in accordance with the comment from the Staff as follows:

You can lose money by investing in the Policy. See “Principal Risks of Investing in the Policy—Investment Risk.”

22.	Staff Comment:

Under “Not a Short-Term Investment”, please delete the word “generally” and explain whether the disclosure pertaining to withdrawal limits is accurate.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. The Registrant confirms to the Staff that the language pertaining to limits on a policyholder’s ability to make partial surrenders and loans is accurate. The Registrant has added cross-references to the disclosure to direct the investor to the relevant sections of the Prospectus and/or the Initial Summary Prospectus where these limits are discussed in greater detail.

23.	Staff Comment:

Please note that the website must be specific enough to lead investors to the fund prospectus (it could be a central site with prominent links to the documents).

Response: The Registrant will provide a website reference in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the CEVUL Plus Amendment, as modified herein, with other non-material and annual update changes to the 2021 Registration Statement Filing.

24.	Staff Comment:

Consider deleting the disclosure in the second paragraph under “Insurance Company Risks”. This disclosure does not appear contemplated by Form N-6. See instruction 3(d), which is limited generally to claims paying ability of insurer as it relates to obligations.

Response: The Registrant has deleted the disclosure in accordance with the Staff’s comment.

25.	Staff Comment:

Under Contract Lapse, please replace with “partial surrenders” rather than withdrawals as the policy uses the terms Surrender and Partial Surrenders instead of withdrawals.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment on the KIT and throughout the Prospectus and Initial Summary Prospectus.

Restrictions

26.	Staff Comment:

Under Investments, please revise to say that policyholders may allocate premiums among up to 20 Eligible Portfolios, if true.

Response: As recommended, the Registrant has revised and added additional relevant disclosure in accordance with the Staff’s comment as follows. Please note that these revisions also incorporate Staff Comments 33, 42, and 62 as further discussed below.

Generally, you may allocate your Net Premiums or Cash Value among up to 20 of the 125 Eligible Portfolios at any one time as well as to the Fixed Account. Certain Policies associated with a nonqualified deferred compensation plan may permit allocation among up to 35 Eligible Portfolios and the Fixed Account; please contact us for more information.

The Registrant will make these changes throughout the Prospectus and Initial Summary Prospectus.

27.	Staff Comment:

Website must be specific enough to lead investors to the fund prospectus (it could be a central site with prominent links to the documents).

Response: The Registrant respectfully directs the Staff to its response to Staff Comment 23.

28.	Staff Comment:

Please add a cross reference after the disclosure in the third paragraph under Investments to the Appendix: Eligible Portfolios (as any funds closed to new money should be identified in the appendix)

Response: The Registrant has revised the KIT section on “Restrictions” to include the requested cross reference to the end of the disclosure on removal or substitution of Eligible Portfolios:

See “Management and Organization—Our Rights” and “Appendix—Funds Available Under the Policy” for a list of available Eligible Portfolios.

Taxes

29.	Staff Comment:

Please replace references to “withdrawals” with “partial surrenders.”

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment on the KIT and throughout the Prospectus and Initial Summary Prospectus.

Conflicts of Interest

30.	Staff Comment:

Please also add the disclosure required by item 6(b). State that some investment professionals may have a financial incentive to offer an investor a new contract in place of the one he or she already owns, and that an investor should only exchange his or her Contract if he or she determines, after comparing the features, fees, and risks of both contracts, that it is preferable for him or her to purchase the new contract rather than continue to own the existing Contract.

Response: The Registrant has revised the disclosure in “Exchanges” to respond to the Staff’s comment. The revised disclosure now reads:

Some investment professionals may have a financial incentive to offer you a new policy in place of one that you already own. If you already own a life insurance policy, it may not be to your advantage to replace your policy with CorpExec VUL Plus. If you are replacing your policy with the Policy, you should carefully consider the benefits, features, and costs of this Policy versus those of the policy (or policies) being replaced. In addition, it may not be to your advantage to borrow money to purchase the Policy or to take partial surrenders from another policy you own to make Premium payments under this Policy. You should exchange an existing policy for the Policy only if you determine that it is preferable for you to purchase a new policy rather than continue to own your existing policy, after comparing the features, fees and risks of both policies. See “Description of the Policy—Tax-Free “Section 1035” Insurance Policy Exchanges.”

Overview of the Policy

What is the Purpose of the Policy?

31.	Staff Comment:

Please address the use of the word “informally” in the first paragraph.

Response: The Registrant has revised the disclosure to remove the word “informally” in accordance with the Staff’s comment.

What are the Premiums under the Policy?

32.	Staff Comment:

Please add a disclosure about the grace period and the ability to reinstate a lapsed policy, subject to certain conditions and costs.

Response: The Registrant has revised the disclosure to add a third and fourth paragraph on the late period and reinstatement to the end thereof in response to the Staff’s comment:

If, on a Monthly Deduction Day, your Cash Surrender Value is less than the Monthly Deduction Charges, your Policy will continue until the expiration of the Late Period. This may happen even if all the Planned Premiums have been paid. During this period, you will have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address (as well as to the last known assignee, if any) stating this amount. We will mail these notices at least 31 days before the end of the Late Period. Your Policy will remain in effect during the Late Period. However, if we do not receive the required payment, postmarked by the end of the Late Period, we will terminate your Policy. See “Termination and Reinstatement—Late Period” in the Prospectus.

If your Policy has ended, you may Request that we reinstate your Policy (and any other benefits provided by riders in effect at the end of the Policy) as long as you send a Request for reinstatement within three years after your Policy is ended; the Insured is alive; and you have not surrendered your policy for its full Cash Surrender Value or, if applicable, Alternative Cash Surrender Value. To reinstate the Policy, you must also make a payment sufficient to cover the Monthly Deduction Charges and any other policy charges to keep the policy in force for at least three months. This payment will be in lieu of the payment of all premiums in arrears. You may want to consider paying additional premium to protect against the impact of potential market fluctuations and performance-related risks on your Cash Value. If, at the time the Policy ended, an outstanding policy loan was in effect, the Policy Debt at the time of lapse must also be repaid in full at the time of reinstatement. If the required payment is made within 31 days after the end of the Late Period, no proof of insurability is required. If the required payment is not made within 31 days after the end of the Late Period, a written application will be required and you must provide proof of insurability that is acceptable to us.

How may Your Premiums be allocated?

33.	Staff Comment:

In this disclosure, the Registrant indicated that policyholders may allocate premiums among “up to” 20 Eligible Portfolios but did not use such language in other parts of the prospectus. The Registrant should also include a cross reference to the Appendix as per Item 3(b), Instruction 1.

Response: As per Registrant’s response to Staff Comment 26, the Registrant has revised the disclosure in accordance with the Staff’s comment throughout the Prospectus and the Initial Summary Prospectus. The Registrant has also revised the disclosure to include the reference to the Appendix as per Item 3(b), Instruction 1.

34.	Staff Comment:

Please make the follow disclosure more prominent (as per Instruction 1 to Item 3(b)(3) of Form N-6): “For more information about the Eligible Portfolios, see the Appendix and the prospectuses for the Eligible Portfolios.”

Response: The Registrant has bolded the cited disclosure to make it more prominent in accordance with the Staff’s comment.

What are the Primary Features of the Policy?

Three Life Insurance Benefit Options

35.	Staff Comment:

Explain ACSV here and then refer to it as ACSV thereafter.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment to spell out the term, Alternative Cash Surrender Value, and to direct the investor to the section of the Prospectus in which it is defined, as provided below.

Option 1—a Life Insurance Benefit equal to the greater of (a) the Face Amount of the policy or (b) a percentage of the sum of the Alternative Cash Surrender Value (“ACSV”) (as defined below under “Cash Value”), plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

36.	Staff Comment:

As per Staff Comment 7, what is difference between Life Insurance Benefit and Life Insurance Proceeds?

Response: The Registrant respectfully directs the Staff to its response to Staff Comment 7.

Policy Charge Options

37.	Staff Comment:

Please consider including the full-term Policy Charge Options at the beginning of the disclosure so that the reader does not have to revert back to the glossary.

Response: The Registrant has revised the first sentence of the first paragraph of the disclosure in accordance with the Staff’s comment to spell out the term, Policy Charge Option.

38.	Staff Comment:

Please provide an additional explanation with respect to the following PCO disclosure, particularly with respect to the converging of PCO differences: “Generally, PCOs differ from each other by the level of current policy charges or current Fixed Account crediting rates and how long those differences remain in effect before they converge.”

Response: The Registrant has revised the fourth sentence of the first paragraph of the disclosure in accordance with the Staff’s comment to further clarify the disclosure.

Generally, PCOs differ from each other by the level of current policy charges or current Fixed Account crediting rates, how long those differences remain in effect, and how those crediting rates change over time.

Change the Amount of Coverage

39.	Staff Comment:

Please elaborate on the Policy’s modified endowment contract status as discussed in the following sentence: “They will result in additional Cost of Insurance charges and may affect the Policy’s modified endowment contract status.”

Response: The Registrant has elaborated on the Policy’s modified endowment contract status by adding the following cross-reference to the end of the section that directs the investor to the section of the Prospectus that contains responsive disclosure.

Please see “Federal Income Tax Considerations—Modified Endowment Contract Status”, for more information on how a change in Face Amount may require a new determination as to whether your Policy is a modified endowment contract or may otherwise affects the MEC status of your Policy.

Liquidity Through Partial Surrenders and Loans

40.	Staff Comment:

The disclosure suggests that the ACSV and cash surrender value are different terms, but in the glossary under “alternative cash surrender value”, they sound the same. Please explain when there is not a cash value enhancement.

Response: The Registrant has revised the second sentence of the second paragraph of the preceding disclosure on “Cash Value” to conform its definition of Alternative Cash Surrender Value to that provided in the Glossary, i.e., that the ACSV is equal to the Cash Surrender Value of the policy plus the Cash Value Enhancement, and not the Cash Value of the policy plus the Cash Value Enhancement. The Registrant has also revised the disclosure on Cash Value by adding a final sentence thereto explaining that, in cases where the Policyowner is ineligible to receive the Cash Value Enhancement via the Alternative Cash Surrender Value, the Policyowner will receive the Cash Surrender Value.

We will pay you either the Cash Surrender Value or the ACSV if you surrender your Policy. The Cash Surrender Value is equal to the Cash Value, less any Policy Debt. The ACSV is equal to the Cash Surrender Value of the policy plus the Cash Value Enhancement. You are eligible to receive the ACSV provided the Policy has not been assigned, and, in most circumstances, if the owner has not been changed. If you are not eligible for the ACSV, we will pay you the Cash Surrender Value.

41.	Staff Comment:

If true, the Registrant should also disclose that partial surrenders will be subject to ordinary income tax and may be subject to tax penalties.

Response: The Registrant respectfully informs the Staff that partial surrenders are only subject to ordinary income tax if either the policy is a MEC and there is gain in the contract or the policy is not a MEC and there is no basis left in the policy and that information on these potential tax implications is provided and explained in other sections of the Prospectus. The Registrant has revised the disclosure by adding cross-references after the fourth sentence of the paragraph, which directs the investor to those other sections of the Prospectus.

Investment Allocation Options

42.	Staff Comment:

The KIT didn’t use the phrase “up to”. Please address to remain consistent. Also, please provide additional information regarding the “certain policies?” that may allocate among up to 35 Investment Divisions. Finally, please include a cross-reference to the Appendix with information about the Eligible Portfolios as per Item 3(b).

Response: As per Registrant’s response to Staff Comments 26 and 33, the Registrant has revised the disclosure in accordance with the Staff’s comment throughout the Prospectus and the Initial Summary Prospectus. The Registrant has also revised the disclosure throughout the Prospectus and the Initial Summary Prospectus to provide additional information about policies that are permitted to allocate premiums among up to 35 Investment Divisions and the Fixed Account in accordance with the Staff’s Comment.

Tables of Fees and Expenses

43.	Staff Comment:

Please include column borders in the final version of the tables.

Response: The Registrant has revised the Tables of Fees and Expenses to include column borders requested by the Staff.

Transaction Fees

44.	Staff Comment:

With respect to the Maximum Premium Expense Charge, for the current charge, please include the basis on which the charge is imposed. Further, for all charges, disclose the maximum charge first (the disclosure of the current charge should be no more prominent than, and should not obscure or impede understanding of, the disclosure of the maximum charge).

Response: The Registrant has revised the disclosure for: (1) the Maximum Premium Expense Charge to reflect the basis upon which the charge is imposed; and (2) all charges to reflect the maximum charge first, both in accordance with the Staff’s comment.

45.	Staff Comment:

Please direct us to where footnote 2 is located within the table.

Response: The Registrant respectfully directs the Staff to the section of the table on Transaction Fees that lists the Current Charge for the Maximum Premium Expense Charge (for premiums paid over the Target Premium).

Periodic Charges Other than Annual Fund Expenses

46.	Staff Comment:

As suggested by the form, for the monthly cost of insurance charge, please include a separate caption for “Charge for a Representative Investor”. The Guaranteed maximum charge must also be shown for the representative insured.

Response: The Registrant respectfully informs the Staff that the current Monthly Cost of Insurance Charge for a Representative Insured has been disclosed for both corporate-owned and individually-owned policies in compliance with the requirements of Form N-6. Given the Staff’s comment, the Registrant has revised the disclosure to provide additional clarity. The Registrant has also revised the disclosure to include the Guaranteed Maximum Charge for a Representative Insured for both the Monthly Cost of Insurance Charge and the Monthly Per Thousand Face Amount Charge.

47.	Staff Comment:

Please delete all references to “Monthly” in the “Charge” column of the table. The next column states when the charge is deducted.

Response: The term “Monthly” in each of the charges referenced—for example, Monthly Cost of Insurance Charge, Monthly Contract Charge, Monthly Mortality and Expense Risk Charge, and Monthly Per Thousand Face Amount Charge—is part of the name of the charge in the Policy itself. Accordingly, in the interests of providing clear disclosure to investors, the Registrant has declined to delete these references in the Table.

48.	Staff Comment:

For the Monthly Contract Charge, please include the missing parenthetical under “amount deducted”. Further, as to stating the annual expense as well, please note that all the other charges are monthly and the caption says monthly. This is inconsistent and potentially confusing. If deducted as monthly charge, this should be stated as monthly charge.

Response: The Registrant has revised the Monthly Contract Charge section of the table to (1) include the missing parenthetical; and (2) remove the reference to the annual total of the monthly charge, both in accordance with the Staff’s comment.

49.	Staff Comment:

For the Monthly M&E Charge, do not abbreviate the name of the charge and conform the current charge chart as per prior comments to the Transaction Fees table. Also, as previously noted regarding stating the annual expense as well, please note that all the other charges are monthly and the caption says monthly. This is inconsistent and potentially confusing. If deducted as monthly charge, this should be stated as monthly charge.

Response: The Registrant has revised the reference to the Monthly Mortality and Expense Risk Charge to remove the abbreviated reference to “M&E” in accordance with the Staff’s comment.

With respect to stating the Monthly Mortality and Expense Risk Charge as a monthly charge, the Registrant respectfully directs the Staff to Comment 8 of the Staff, received on September 19, 2019, in connection with the filing of the Initial Registration Statement for the Policy on July 24, 2019 (the “September 2019 Comment Letter”) in which the Staff directed the Registrant to: “Please also express the Monthly M&E Charge as an annual rate.”

In response to that comment, the Registrant noted:

The Registrant respectfully directs the Staff to the Monthly M&E Charge shown in the originally submitted Registration Statement, which was expressed as an annual rate. To clarify that the current Monthly M&E Charges shown are annual rates, the Registrant has added additional disclosure to the Current Monthly M&E Charge description.

The Staff did not request any further change to this disclosure. Based on this previous Staff guidance, the Registrant respectfully submits that it is appropriate to disclose the annualized rate of the Monthly Mortality and Expense Risk Charge as included in the CEVUL Plus Amendment as previously reviewed by the Staff and, accordingly, has not revised this disclosure.

50.	Staff Comment:

For the Monthly Per Thousand Face Amount Charge, please confirm that the charges under the “Amount Deducted” column are annual charges. Further, for the Current Charge for the Representative Insured, please add a footnote saying this is 0% due to rounding, if true.

Response: The Registrant can confirm that these are annual charges. However, the current charge for a Representative Insured is simply 0.00% and is not due to rounding.

51.	Staff Comment:

With respect to Footnote 2 of the Table, please explain why the Monthly Cost of Insurance Charge is not in in the table as per Instruction 1(h).

Response: In response to Comment 10 of the Staff, received in the September 2019 Comment Letter:

Please include the Monthly Additional Flat Extra charges cited in footnote 2 as separate line items in the fee table or advise why you believe this is not required.

the Registrant noted:

Because the amount of the guaranteed Monthly Cost of Insurance Charge includes any Monthly Additional Flat Extra charge, the Registrant, respectfully, believes that disclosing the Monthly Additional Flat Extras charge as a separate line item in the fee table would lead to confusion. Moreover, as already stated in footnote 2, even if a Monthly Additional Flat Extra is imposed, the policyowner’s Monthly Cost of Insurance Charge will never exceed the Guaranteed Maximum charge listed in the table above. The Registrant also notes that additional disclosure regarding Monthly Additional Flat Extra charges are contained in the sub-section on “Charges Associated with the Policy—Deductions from Premium Payments—Monthly Cost of Insurance Charge.”

As the Staff did not require a change to the disclosure following this response, the Registrant will retain the disclosure as originally reviewed by the Staff.

Annual Eligible Portfolio Expenses

52.	Staff Comment:

In the opening paragraph, please note that the total operating expenses can change from year to year.

Response: The Registrant has revised the disclosure to note that the Eligible Portfolio expenses “may change from year to year, and hence, may be higher or lower in the future” in accordance with the Staff’s comment.

53.	Staff Comment:

Per the form, please make the column headings more prominent and ensure that the heading has its own line.

Response: The Registrant has revised the table to: (1) bold the column heading on “Annual Eligible Portfolio Expenses” to make it more prominent and (2) place this heading on its own line.

54.	Staff Comment:

With respect to the “Before fee waivers and expense reimbursements” section of the table, disclose the period for which the expense reimbursements or fee waiver arrangement is expected to continue, and, if applicable, that it can be terminated at any time at the option of the Portfolio Company.

Response: The Registrant has revised the footnote disclosure in accordance with the Staff’s comment, noting that: “Fee waivers and expense reimbursements are generally expected to continue through April 30, 2022 and may be terminated at any time at the option of the Fund.”

55.	Staff Comment:

Please delete the following language, which is neither permitted nor required by the form: “We have not verified the accuracy of this information provided by Funds that are not affiliated with us.”

Response: The Registrant has deleted the language in accordance with the Staff’s comment.

Summary of Principal Risks of Investment in the Policy

Investment Risk

56.	Staff Comment:

Consider including a separate subheading for this paragraph, such as “Contracts are unsuitable as short-term savings vehicles”. Further, please explain how the policy may limit the policyholder’s ability to take partial surrenders or loans.

Response: The Registrant has revised the referenced disclosure to: (1) include it under a separate subheading in accordance with the Staff’s comment and (2) to add cross-references disclosure to direct the investor to the relevant sections of the Prospectus and/or the Initial Summary Prospectus where these limits are discussed in greater detail.

Portfolio Risks

57.	Staff Comment:

Please include a cross-reference link.

Response: The Registrant will provide a website reference in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the CEVUL Plus Amendment, as modified herein, with other non-material and annual update changes to the 2021 Registration Statement Filing.

Risk of Termination

58.	Staff Comment:

Please describe the Late Period rather than relying on the defined term.

Response: The Registrant has revised the third and fourth paragraphs of the disclosure to provide a description of the Late Period in accordance with the Staff’s comment.

Potential for Increased Charges

59.	Staff Comment:

Please add “up to the maximum charge specified in the fee table” to the first sentence of the disclosure.

Response: The Registrant has revised the disclosure to include the requested language in accordance with the Staff’s comment.

Insurance Company Risks: Risks Affecting our Administration of Your Policy

60.	Staff Comment:

Instead of saying “highly rated”, Registrant must include the company’s ratings (and provide updates if the rating changes).

Response: The Registrant has revised the disclosure to include the current ratings for the Depositor in accordance with the Staff’s comment. These ratings will be updated in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the CEVUL Plus Amendment, as modified herein, with other non-material and annual update changes to the 2021 Registration Statement Filing.

Management and Organization

State Variations

61.	Staff Comment:

This heading is a bit confusing - there are two section headings entitled “State Variations” here and page 85. See comment infra.

Response: The Registrant has revised the disclosure: (1) to remove the heading “State Variations” and (2) include the revised paragraph as part of the section entitled “Your Policy”.

About the Separate Account

62.	Staff Comment:

Please include the clarification throughout the prospectus that policyholders may invest their net premiums in 20 Investment Divisions and the Fixed Account “at any one time”

Response: As per the Registrant’s response to Staff Comments 26, 33 and 42, the Registrant has revised the disclosure in accordance with the Staff’s comment throughout the Prospectus and the Initial Summary Prospectus.

Funds and Eligible Portfolios, pages 30 and 32

63.	Staff Comment:

Please provide information required by item 6(c): Portfolio Companies: * State that information regarding each Portfolio Company, including its name; its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives; its investment adviser and any sub-investment adviser; current expenses; and performance is available in the appendix to the prospectus, and provide cross-references. State that each Portfolio Company has issued a prospectus that contains more detailed information about the Portfolio Company and provide instructions regarding how investors may obtain paper or electronic copies.

Response: The Registrant has revised the first paragraph of the section to include the disclosure required by Item 6(c): Portfolio Companies. The Registrant respectfully informs the Staff that this information was previously provided in the seventh paragraph of the section, which has now been deleted.

64.	Staff Comment:

Please take out the reference to newspapers and periodicals in materials that investors should consider before making investment selections.

Response: The Registrant has revised the disclosure to remove the references to newspapers and periodicals in accordance with the Staff’s comment.

65.	Staff Comment:

Please provide additional specificity with respect to the “certain policies” that may allocate among the 35 Investment Divisions and the Fixed Account.

Response: The Registrant respectfully directs the Staff to its response to Staff Comment 42 in which it has revised the disclosure in accordance with the Staff’s comment.

Separate Account Charges – Fund Charges

66.	Staff Comment:

Please include a cross reference or web-link at the end of the first paragraph of the section.

Response: The Registrant has revised the disclosure to include the requested cross-reference and a website link this is specific enough to lead investors to the fund prospectus. The Registrant will provide a website reference in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the CEVUL Plus Amendment, as modified herein, with other non-material and annual update changes to the 2021 Registration Statement Filing.

Options Available at No Additional Charge – Automatic Asset Reallocation (AAR)

67.	Staff Comment:

State that there is no charge for the AAR, if true.

Response: The Registrant has revised the disclosure to state that there is no charge for the AAR in accordance with the Staff’s comment.

Planned Premium

68.	Staff Comment:

Please clarify the disclosure concerning requiring proof of insurability. Is this just if Planned Payment exceeds the LIB noted in previous sentence or in all cases?

Response: The Registrant confirms that the requirement for proof of insurability applies when the Planned Premium Payment exceeds the Life Insurance Benefit as described in the Prospectus, and not in all other cases.

Effect of Investment Performance on the Life Insurance Benefit

69.	Staff Comment:

Since the Policy does not use the term Death Benefit, please replace the term with Life Insurance Benefit.

Response: The Registrant has revised the disclosure and similar disclosures in the prospectus to replace the term “Death Benefit” with “Life Insurance Benefit” in accordance with the Staff’s comment.

COVID-19 Accommodations

70.	Staff Comment:

Is the Financial Hardship Program explained elsewhere? With all the criteria? If not describe. If so, consider cross reference.

Response: The Registrant has revised the disclosure to direct the investor to Paragraphs 2 and 3 of the Section in which the features and requirements of the Financial Hardship Program are described in greater detail.

Records and Reports

71.	Staff Comment:

The optional rule 30e-3 legend needs to be on the cover page.

Response: The Registrant has revised the cover page of the prospectus to include the Rule 30e-3 legend in accordance with the Staff’s comment.

Financial Statements, page 85

72.	Staff Comment:

Please note that financials can be incorporated by reference if they are filed on new submission type N-VPFS.

Response: The Registrant thanks the Staff for its suggestion.

Appendix, Eligible Portfolios Available Under the Policy, page. 90

73.	Staff Comment:

Delete the following disclosure as it is neither permitted nor required by the form – “NYLIAC reserves the right to make additional Eligible Portfolios available or to remove or substitute Eligible Portfolios as Investment Options that are available under the policies.”

Response: The Registrant has deleted the disclosure in accordance with the Staff’s comment.

74.	Staff Comment:

Please note Instruction 1(b) to Item 18 of Form N-6, which states that this website address must be specific enough to lead investors directly to the fund prospectuses, rather than to the home page or other section of the website on which the materials are posted (although the website could be a central site with prominent links to each document).

Response: As noted in its response to Staff Comment 27 and 66, the Registrant will provide a website reference that is specific enough to lead investors to the fund prospectuses in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the CEVUL Plus Amendment, as modified herein, with other non-material and annual update changes to the 2021 Registration Statement

75.	Staff Comment:

If updated performance is available, provide web address and/or toll-free (or collect) telephone number where the updated information may be obtained. Instruction 1(e).

Response: The Registrant respectfully notes to the Staff that Instruction 1(e) under Item 18 of Form N-6 only requires “a statement explaining that updated performance information is available” if applicable—i.e., if such information is being made available. The Registrant undertakes that if such information is made available, it will include the required statement under Instruction 1(e) of Item 18 of Form N-6.

76.	Staff Comment:

Please flag funds with a hard close (closed to new money) or soft close (closed to new investors). Instruction 1(a).

Response: The Registrant informs the Staff that there are no funds with a hard close or soft close for the Policy. The Registrant intends to disclose such distinctions in the Appendixes for any replicate filings.

77.	Staff Comment:

If true, state per prospectus that you may only allocate your Net Premiums or Cash Value among 20 of the 125 Eligible Portfolios at any one time (and cases where the investor can invest in 35 funds), as well as to the Fixed Account. See earlier comments.

Response: As per Registrant’s response to Staff Comments 26, 33, and 42, the Registrant has revised the disclosure in accordance with the Staff’s comment throughout the Prospectus and the Initial Summary Prospectus.

Obtaining Additional Information, page 99

78.	Staff Comment:

Please add the following language to the disclosure as per Item 1(b)(1) of Form N-6: “or request other information about the Policy or make investor inquiries”.

Response: The Registrant has revised the disclosure to include the requested language in accordance with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

79.	Staff Comment:

Please include the Registrant’s name (Corporate Sponsored Variable Universal Life Separate Account-I).

Response: The Registrant has revised the Statement of Additional Information to include the Registrant’s name on the cover page in accordance with the Staff’s comment.

PART C. OTHER INFORMATION - Item 30. Exhibits

80.	Staff Comment:

On Exhibit (h)(8) and other exhibits, please include actual agreements (not just form of agreements).

Response: NYLIAC confirms that the agreements filed as exhibits are not standard forms, but rather set forth the actual provisions negotiated for each agreement, subject to redaction of certain proprietary information.

81.	Staff Comment:

Please direct us to the reference to the auditor’s consent.

Response: The Registrant will file the auditor’s consent as an Exhibit to the Registration Statement under Exhibit (n) (Other Opinions) in the May 2021 Registration Statement.

INITIAL SUMMARY PROSPECTUS

82.	Staff Comment:

Please include any relevant comments from the statutory prospectus.

Response: The Registrant has carried over any applicable comments and revisions from the Statutory Prospectus to the Initial Summary Prospectus. We will file these changes in a definitive form of summary prospectus pursuant to Rule 497.

Cover Page, page 1

83.	Staff Comment:

Please consider using “the Policy” instead of CorpExec VUL Plus.

Response: As noted in the Registrant’s response to Staff Comment 9, where appropriate to aid in readability, the Registrant has replaced “CorpExec VUL Plus” with “the Policy” throughout the Summary Prospectus.

84.	Staff Comment:

Please present the third paragraph on the cover page in a manner reasonably calculated to draw investor attention to it. Rule 498A(b)(v)(C). Also, confirm that all cross references in summary are to statutory. See Instruction 1(b) to Item 2 of Form N-4.

Response: The Registrant has bolded the referenced paragraph to draw investor attention it. The Registrant can confirm that cross references in the Summary Prospectus are to the Statutory Prospectus. That said, at times, the Registrant does also refer to other sections of the Summary Prospectus in order to aid the investor.

85.	Staff Comment:

Please include a hyperlink in the fourth paragraph to the statutory for the cross reference.

Response: The Registrant has added the following cross reference at the end of the paragraph - For more information on state variations, see “State Variations” in the Prospectus.

86.	Staff Comment:

Please clarify the first sentence of the fourth paragraph; specifically, whether the potential differences between the prospectus and actual Policy are referring to both state variations and individual specific variations?

Response: The Registrant has revised the disclosure to clarify that this sentence refers to both state and individual specific variations.

87.	Staff Comment:

Please delete the following extraneous information from the cover page, as the contents of the cover page are limited to the prescribed items – “We do not authorize any information or representations regarding the offering described in this summary prospectus other than as contained in these materials or in the full prospectus or any amendments or supplements to them, or in any supplemental sales material we authorize.”

Response: The Registrant has deleted the referenced disclosure from the Summary Prospectus in accordance with the Staff’s comment.

88.	Staff Comment:

Please delete the following information: “This Summary Prospectus incorporates by reference the CorpExec VUL Plus full prospectus and Statement of Additional Information (SAI), both dated [May 1, 2021], as amended or supplemented. The SAI may be obtained, free of charge, in the same manner as the prospectus.” Any information that is IBR should be on the back-cover page (and this is already there). Please also ensure that the IBR information is hyperlinked.

Response: The Registrant has deleted the referenced “Incorporate by Reference” [IBR] information from the front cover page of the Initial Summary Prospectus. The Registrant confirms that any IBR information currently on the back-cover page will be hyperlinked.

Important Information You Should Consider About the Policy

89.	Staff Comment:

Please confirm that the electronic version of the summary prospectus will have “hovers” or hyperlinks to all defined terms that are used in the summary. See 498A(h)(2)(iv).

Response: The Registrant can confirm that the electronic version of the Summary Prospectus will have the required capabilities as required by Rule 498A(h)(2)(iv).

90.	Staff Comment:

Please include a separate column for “Cross-Reference(s) to Location in Prospectus.”

Response: The Registrant has discussed this comment with the Staff and were informed in an email from January 6, 2021 that it could disregard this comment.

Fees and Expenses – Transaction Charges

91.	Staff Comment:

Please note that cross-references should link directly to the location in the Statutory Prospectus where the subject matter is discussed in greater detail or should provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-4.

Response: The Registrant can confirm that the electronic version of the Summary Prospectus will have the capabilities required by Instruction 1(b) to Item 2 of Form N-6.

******************************

We appreciate your review of our responses to your comments received orally on December 23 and 28, 2020. As noted above, we will incorporate the changes outlined above in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) that consolidates the changes contained in the CEVUL Plus Amendment, as modified herein, with other non-material and annual update changes to the Registration Statement and the prospectus and statement of additional information contained therein. We will incorporate the changes to the Initial Summary Prospectus and file them in a definitive form of summary prospectus pursuant to Rule 497.

If you have any comments or questions, please feel free to contact me at (212) 576-5522 or Christopher Petito at (202) 303-1117.

Sincerely,

/s/ Charles F. Furtado, Jr.
Charles F. Furtado, Jr.
Associate General Counsel